AFTERMARKET ENTERPRISES, INC.
933 S. 4th Street, Unit A
Grover Beach, California 93433

December 10, 2010

Ronald E. Alper, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Mail Stop 3561
Washington, D.C. 20549

Re:           Aftermarket Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 17, 2010
Form 10Q for the Quarterly Period Ended September 30, 2010
Filed November 15, 2010
File No. 333-141676

Dear Mr. Alper:

This letter is to clarify and confirm that with regard to Exhibits 31 and 32, as filed with Form 10-K for Fiscal Year Ended December 31, 2009, Filed April 15, 2010; Form 10-Q for the Quarterly Period Ended March 31, 2010, Filed May 17, 2010; Form 10Q for the Quarterly Period Ended September 30, 2010, Filed November 15, 2010, I have, in each instance, signed in the capacity of Principle Executive Officer and Principle Financial Officer of Aftermarket Enterprises, Inc.

If you have further questions or need additional information, please let me know.

Sincerely,

AFTERMARKET ENTERPRISES, INC.

/s/ Adam Anthony
Adam Anthony, CEO